July 8, 2025

Mohammad Hamed
President/CEO/CFO and Principal Accounting Officer
BestGofer Inc.
10 Nisan Beck St.
Jerusalem, Israel 91034

       Re: BestGofer Inc.
           Form 10-K for the Fiscal Year Ended November 30, 2024
           File No. 000-56485
Dear Mohammad Hamed:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services